Form of Revised Director Indemnity Agreement

[Marked to reflect additions to the Director Indemnity Agreement previously approved by the Shareholders Meeting]

AGREEMENT, dated as of ___________________, between RadwareLtd., an Israeli company (the “Company”), and ________, a director and Office Holder of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and/or Office Holder of the Company;

WHEREAS,	both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify directors; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.  CERTAIN DEFINITIONS

1.1
Change in Control: shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2	Company: means Radware Ltd., and for the purpose of section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices or Radware Ltd.

1.3	Office Holder: as such term is defined in the Companies Law - 5759-1999.

1.4
Events: mean events which the Company’s Board of Directors determined, in light of the Company’s actual operations, to be foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.5
Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1	The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:

2.1.1
monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that the Indemnitee performed by virtue of being an Office Holder of the Company and/or holding any Position; and

2.1.2
reasonable litigation expenses, including attorney’s fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

2.1.3
reasonable costs of litigation, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required.

The above indemnification shall apply to any act performed or failure to act by the Indemnitee in his/her capacity as an Office Holder of the Company or as the holder of any Position.

2.2
The Company’s indemnification undertaking pursuant to Section 2.1.1 shall cover the Events described in Schedule A hereto, and the indemnification amount payable by the Company under Section 2.1.1 for each Event shall be limited to the amounts set forth in Schedule A. The Company’s board of directors determined that the amounts set forth in Schedule A are reasonable considering the nature of the event.

2.3
If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation expenses, including attorneys’ fees, with respect to which Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4
The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still an Office Holder of the Company or serving in any Position (the “Indemnification Period”).

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1
If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.

3.2
The Company undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, such as by ensuring that the party acquiring control of the Company shall independently undertake to continue in effect this Agreement or, if not applicable, enter into a similar agreement with Indemnitee on terms and conditions at least as favorable to Indemnitee as this Agreement, to maintain the provisions of the Articles of Association allowing indemnification, if applicable, and, in any event, to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

8.1
Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the omission so to notify the Company will not release the Company from any liability which it may have under this Agreement. With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Clause 2.1:

8.1.1 The Company will be entitled to participate therein at its own expense; and

8.1.2 Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.

8.2
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

10.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company’s request.

11.	SEVERABILITY.

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW, JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement.

13.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

RADWARE LTD.                        Name: ________________
By:                                                  Signature: _____________

Schedule A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, including, without derogating from the generality of the foregoing, claims for breach of contract, breach of warranty or false representations	$20,000,000
2.	Without derogating from the above, acts and omissions in connection with the sale and/or purchase of assets, shares and/or legal entities, including any investments, mergers and acquisitions	$20,000,000
3.	Anti-competitive acts and acts of commercial wrongdoing	$20,000,000
4.	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander	$20,000,000
5.	Acts in regard of violation of copyrights, patents, trademarks, service marks, designs and any other intellectual property rights; Acts in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property	$20,000,000
6.	Acts in regard of “Y2K” malfunctions	$5,000,000
7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision	$20,000,000
8.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business	$20,000,000
9.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community	$30,000,000
10.	Without derogating from the above, any claim in connection with the offering of the Company’s securities to the public and/or based on a prospectus any other public filings made by the Company	$20,000,000

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction	$20,000,000
12.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws	$20,000,000
13.	Violations of any law or regulation governing domestic and international trade in any jurisdiction, including, without limitation, export laws.	$10,000,000
14.	Claims in connection with employment relationships with Company’s or its subsidiaries’ employees, including, without limitations, claims for severance, unfair dismissal, harassment and discrimination	$10,000,000 per case
15.	Acts or omissions in connection with the management and operation of the Company, including, without limitation, claims in connection with the Company’s relationship with suppliers, customers, distributors, resellers, subcontractors, lessors and lessees	$10,000,000
16.	Without derogating from the above, acts and omissions in connection with the management and monitoring of the Company’s funds and assets	$20,000,000
17.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.	$10,000,000
18.	Actions in connection with product liability, including, without limitation, the testing of products developed by the Company and/or in connection with the distribution, sale, license or use of such products;	$10,000,000